UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2026

Shane O'Connor
Executive Vice President and Chief Financial Officer
UniFirst Corporation
68 Jonspin Road
Wilmington, MA 01887

Re: UniFirst Corporation
Form 10-K for Fiscal Year Ended August 30, 2025
File No. 001-08504

Dear Shane O'Connor:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services